15 March 2013

National Grid plc

Approval of upstate New York rate case settlement

At an open session meeting conducted on 14 March 2013, the New York Public Service Commission (the “Commission”) approved rate case settlements for National Grid’s Niagara Mohawk electric and gas utility businesses.  A written order is expected to be issued by the Commission shortly.

The new rate plans, as approved, reflect the Joint Proposal settlement filed with the Commission in December. They include a three year rate period, a 9.3% allowed return on equity, a 48% equity portion in the assumed capital structure and increased operating cost allowances compared to the current rate plans.  The new rate plans provide for a cumulative delivery rate revenue increase of $123 million for electric operations and $9 million for gas operations by the third year of the rate period.  The plans include a three year capital expenditure programme of approximately $1.6 billion.  They also provide for various trackers for items including pension, property tax and commodity bad debt costs.  The new rates are expected to become effective on 1 April 2013.

Ken Daly, National Grid President for New York said

“I am pleased that the rate impacts of the plan will result in customers seeing a reduction in their delivery bills in the first year of the proposal.  The rate plans allow the Company to continue to invest in infrastructure upgrades and new electric and gas assets to cost effectively operate and maintain a safe and reliable electric and gas distribution system in upstate New York.  The agreement provides adequate revenue to support National Grid’s operations to achieve the public interest benefits identified by the Commission and other stakeholders.”

CONTACTS

National Grid:

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)

Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)

George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)

Tom Hull	+44 20 7004 3172	+44 7890 534833 (m)

Media Stephen Brady	+1 716 8317744

Gemma Stokes	+44 19 2665 5272	+44 7974 198333 (m)

Brunswick

Tom Burns Kate Holgate	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the new RIIO approach and electricity market reform in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.